UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

STRATIVATION, INC.

(Exact name of Registrant as specified in its corporate charter)

Delaware	0-26285	87-0419387
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

10900 Wilshire Boulevard, Suite 500

Los Angeles, California 90024

(Address of principal executive offices)

(310) 208-1182

(Issuer’s Telephone Number)

N/A

(Former name or former address, if changed since last report)

January 24, 2007

________________________________

STRATIVATION, INC.

________________________________

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 PROMULGATED THEREUNDER

This information statement is being provided for informational purposes only. No vote or other action of the stockholders of Strativation, Inc. is required in connection with this information statement. No proxies are being solicited and you are requested not to send a proxy to us.

INTRODUCTION

This statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Statement”) is being circulated to the shareholders of record as of January 23, 2007 of Strativation, Inc., a Delaware corporation, in connection with the transaction described more fully below, which resulted in a change of control of the Company. Strativation, Inc. (hereinafter the “Registrant” or "STVT") is a reporting company pursuant to the Exchange Act of 1934, as amended.

PROPOSED CHANGE IN CONTROL TRANSACTION

On January 16, 2007, Strativation, Inc., a Delaware corporation (the “Registrant”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CNS Merger Corporation, a California corporation and wholly-owned subsidiary of the Registrant (“MergerCo”), and CNS Response, Inc., a California corporation (“CNSR”). CNSR’s business is focused on the commercialization of a patented system that aids physicians in the identification and determination of appropriate and effective medications for patients with certain behavioral (mental or addictive) disorders.

Pursuant to the terms of the Merger Agreement, the Registrant will, upon the closing of the Merger, cause MergerCo to merge with and into CNSR. Under the terms of the Merger Agreement or as a result of the transaction contemplated by the Merger Agreement:

  CNSR will become a wholly-owned subsidiary of the Registrant;

  The Registrant will issue 17,744,625 shares of its common stock, and options and warrants to purchase a total of 8,407,517 additional shares of its common stock in exchange for 100% of the issued and outstanding shares of capital stock of CNSR and corresponding options and warrants to purchase shares of Registrant common stock;

  The Registrant will close a private placement offering resulting in proceeds of a minimum of $10,125,000;

  The Registrant will issue a total of 215,567 shares of its common stock to a holder of convertible debt of CNSR in connection with certain contractual rights granted to such holder;

  The Registrant will issue a total of 74,074 shares of common stock and 780,000 warrants to purchase common stock to Brean Murray Carret & Co., CNSR’s placement agent providing services with respect to the Merger and the private placement offering; and

  The Registrant will change its name to “CNS Response, Inc.” and procure a new trading symbol which bears a closer resemblance to its new name.

As a result of the Merger, the Registrant will be the parent corporation and the stockholders of CNSR will become shareholders of STVT. The shareholders of STVT immediately prior to the Merger will own approximately 3.3% of the issued and outstanding shares of the Registrant's common stock based on 26,403,090 shares outstanding after the Merger (assuming the sale of the minimum number of shares in the Offering). The shareholders of STVT immediately prior to the Merger will own approximately 2.3% of the issued and outstanding shares of our common stock if all options and warrants to purchase restricted shares of the Registrant's common stock outstanding after the consummation of the Merger and the Offering, which would result in 37,840,607 shares of common stock outstanding.

CNSR’s completion of the transactions contemplated under the Merger Agreement is subject to the satisfaction of certain contingencies including, without limitation, the completion of a private placement of common stock and warrants (“Investment Units”) resulting in approximately $10 million in gross proceeds to the Registrant as a combined entity (“Offering”), the continued quotation of the Registrant’s common stock on the NASD Over-the-Counter Bulletin Board (“OTCBB”) and the Registrant’s timely and complete filing with the Securities and Exchange Commission (“SEC”) of all required reports, schedules, forms, and other documents. The Registrant’s and MergerCo’s completion of the transactions contemplated under the Merger Agreement are also subject to the satisfaction of certain contingencies including, among other things, the truthfulness and accuracy of the CNSR financial statements and their preparation in accordance with GAAP, and the absence of any undisclosed liabilities of CNSR.

The respective boards of directors of the Registrant, MergerCo, and CNSR have each approved the Merger Agreement and the transactions contemplated thereunder. The closing of such transactions and the effectiveness of the Merger are anticipated to occur within 15 days of the date hereof (the “Closing Date”). However, there can be no assurances that the transactions contemplated under the Merger Agreement will be consummated, as the Merger Agreement may be terminated pursuant to the provisions thereof.

Upon effectiveness of the Merger, Mr. Silas Phillips, the sole member of the board of directors of the Registrant prior to the change in control, has agreed to tender his resignation from his position as sole director, and will also resign as Chief Executive Officer, Chief Financial Officer, and Secretary, of the Registrant. To fill the vacancies created by the resignation of Mr. Phillips from such capacities, the Registrant’s board of directors has approved the appointments of Mr. Leonard J. Brandt, David B. Jones, and Jerome Vaccaro, M.D. (“Successor Directors”), to the board of directors, subject to the fulfillment of certain disclosure and notification requirements, and effective upon the close of the contemplated Merger.

Resignation of Silas Phillips as sole director, Chief Executive Officer, Chief Financial Officer, and Secretary on the one hand, and appointment of the Successor Directors on the other hand, is subject to the conclusion of the 10-day period (the “10-day Period”) that will follow the date on which this Schedule 14f-1 was filed with the Commission and transmitted to the Registrant’s stockholders of record. This Schedule 14f-1 will be mailed to the stockholders on or about January 24, 2007. The 10-day Period is expected to conclude on or about February 5, 2007.

CNSR retained Brean Murray, Carret & Co., LLC as its placement agent (“Placement Agent”) and corporate finance advisor in connection with the Offering and to provide advice as needed on the Merger. There is no firm commitment by the Placement Agent, or any other persons, to purchase the Investment Units, and the Placement Agent is conducting the Offering on a “best efforts” basis. The Placement Agent, with the consent of CNSR, may engage other participating dealers in connection with the Offering and may reallocate a portion of their respective compensation.

CNSR and the Placement Agent are parties to an engagement agreement setting forth the terms and conditions of their relationship. Under the terms of its engagement agreement, the Placement Agent is entitled to receive a retainer in the form of 74,074 shares of the Registrant’s common stock upon the closing of the Offering. CNSR also agreed to pay the Placement Agent fees in an aggregate amount equal to 8% of the funds raised in the Offering. The Placement Agent will also receive warrants to purchase shares of the Registrant’s common stock in amounts equal to (i) 8% of the shares of Common Stock sold by the Placement Agent in the Offering (at an exercise price of $1.62 per share), and (ii) 8% of the shares underlying the warrants sold by the Placement Agent in the Offering (at an exercise price of $2.00 per share.) CNSR also agreed to grant the Placement Agent a right of first refusal to represent the Registrant (as a combined entity) in certain corporate finance transactions for a period of one year following the closing of the Offering.

It is contemplated that within 45 days following the completion of the Offering and the closing of the Merger, the Registrant will file a registration statement on Form SB-2 under the Securities Act to register for resale fifty percent (50%) of the shares of common stock underlying the Investment Units, up to a maximum of 4,500,000 shares of common stock. The Registrant will register the underlying shares on a registration statement for resale by those persons purchasing Investment Units in the Offering pro rata based on such person’s percentage interest in the total number of Investment Units sold in the Offering. In addition, it is contemplated that certain majority stockholders of the Registrant who were stockholders prior to the Merger (“STRV Majority Stockholders”) shall become a party to a registration rights agreement together with the persons purchasing Investment Units, pursuant to which up to 383,552 shares held by such shareholders will be included in such registration statement.

Under the terms of the Merger Agreement and an arrangement with the STRV Majority Stockholders, such stockholders have agreed to indemnify the Registrant and CNSR against certain third party claims made against the Registrant related to the operation of the Registrant from the time they became majority stockholders through the consummation of the contemplated Merger.

Pursuant to the terms of the Merger Agreement, the Registrant has agreed to pay an advisory fee of $475,000 to Richardson & Patel, LLP in connection with the contemplated Merger, payable upon the closing of the Merger and the Offering.

The above description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 10.1 to the Registrant’s current report on Form 8-K filed on January 22, 2007, incorporated by reference herein. Further information about the Offering can also be found in the Registrant’s Form 8-K filed on January 22, 2007.

CHANGES IN MAJORITY OF DIRECTORS

As part of the Merger, upon the date of consummation of the Merger which shall occur no sooner than the conclusion of the applicable 10-day Period, the following changes to the Company’s directors and officers will occur:

•	Mr. Silas Phillips shall resign as the sole director, Chief Executive Officer, Chief Financial Officer, and Secretary of the Registrant.
•	Mr. Leonard J. Brandt shall be appointed to the board of directors of the Registrant, and shall also be appointed President, Chief Executive Officer, and Secretary of the Registrant.
•	Mr. David B. Jones shall be appointed to the board of directors of the Registrant.
•	Mr. Jerome Vaccaro, M.D. shall be appointed to the board of directors of the Registrant.

In addition to the foregoing, Mr. Horace Hertz shall be appointed Chief Financial Officer of the Registrant.

VOTING SECURITIES

The Registrant's common stock is the only class of equity security that is currently outstanding and entitled to vote at a meeting of its stockholders. Each share of common stock entitles its holder to one (1) vote. As of January 22, 2007, there were 868,823 shares of the Registrant's common stock issued and outstanding.

PRIOR CHANGE IN CONTROL TRANSACTION

On July 18, 2006, the Registrant entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with seventeen accredited investors (collectively, the “Purchasers”), pursuant to which the Registrant agreed to issue 3,800,000 shares of the Registrant’s common stock (the “Shares”) to the Purchasers. The consideration received by the Registrant for the issuance of the Shares was an aggregate of $237,669. All consideration received by the Registrant for the issuance of the Shares was used to satisfy existing liabilities of the Registrant. On January 15, 2007, pursuant to an Amended and Restated Shares for Debt Agreement, by and among the Registrant and Richardson and Patel LLP ("R&P"), the Registrant issued 656,103 shares of its common stock to R&P as full and complete payment of a partial debt of $261,201.84 that was owed to R&P.  As of January 22, 2007, the Purchasers and R&P collectively held approximately 88% of the issued and outstanding shares of the Registrant.

In connection with the transaction, the Registrant appointed one new director, Mr. Silas Phillips, to the Registrant’s Board of Directors and the Registrant’s previous directors resigned.

CURRENT DIRECTORS AND OFFICERS

The following table sets forth the name, positions and age of the Registrant’s current executive officer and director. All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified. Officers are elected by the board of directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of the board of directors.

Name	Age	Positions
Silas Phillips	35	Chief Executive Officer, Chief Financial Officer, Secretary and Director

Mr. Silas Phillips, age 35, is the Registrant’s Chief Executive Officer, Chief Financial Officer, Secretary, and Director. Mr. Phillips is also currently the President and Chief Executive Officer of Internet Media Group, Inc., a company he formed and has owned since March 1999. Internet Media Group, Inc. provides E-Commerce, Business Development and Project Management consulting services, and develops outsourcing relationships with outbound telemarketing organizations. Mr. Phillips’ business experience includes the creation and development of fully automated and robust backend lead generation systems comprised of Client, Vendor and Reporting modules including full A/P, A/C and Invoicing. Mr. Phillips has developed numerous websites ranging from lead generating sites to large, commercial sites with full responsibility for lead generation, web development and affiliate management, and he also has experience in developing strategic partnerships with leading e-commerce design, lead generation, and telecom providers. Mr. Phillips has also developed Internet affiliate and interactive brand marketing programs and he has managed an affiliate marketing program with over 50 volume producers generating in excess of $100,000 per month. Mr. Phillips also has experience in re-engineering E-Commerce business processes and work flows to maximize use of software applications and tools, and in conducting analysis of E-Commerce software systems used for automated web fulfillment and online credit card processing. Mr. Phillips has also provided extensive consultation services as a Senior Management Consultant in connection with the sale and reorganization of an Internet pharmacy company, in which the focus of his efforts included strategic planning and management of all aspects for future sale of the company and the company’s initial public offering. Mr. Phillips also has expertise in conducting market research and competitive analysis.

COMMITTEES OF THE BOARD OF DIRECTORS

The Registrant currently does not have standing audit, nominating or compensation committees of the Board or committees performing similar functions because the Registrant has no meaningful operations and no employees. These functions are currently performed by the Board as a whole. The Registrant does not have an audit committee charter or nominating committee charter.

Audit Committee and Audit Committee Financial Expert

The Registrant is not a “listed company” under SEC rules and is therefore not required to have an audit committee comprised of independent directors. The Registrant’s board of directors has determined that its members do not include a person who is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC. The Registrant’s board of directors has determined that Mr. Phillips is able to read and understand fundamental financial statements and has substantial business experience that results in his financial sophistication. Accordingly, the board of directors believes that its current member has the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

The Registrant determined not to establish a nominating committee at this time in view of changes in the composition of the board of directors that will occur at the closing of the Merger. Previously, nominations were determined by the members of the then existing board of directors.

Section 16 Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than 10% of our common stock (collectively, “Reporting Persons”) to file reports of ownership and changes in ownership of our common stock. Reporting Persons are required by Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file. Based solely on its review of the copies of such reports received or written representations from the Reporting Persons, the Registrant believes that all Reporting Persons complied with these filing requirements.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between our board of directors and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

DIRECTOR AND OFFICER COMPENSATION

The following table sets forth the compensation of the Registrant's executive officers during the last three fiscal years. The remuneration described in the table does not include the cost to the Registrant of benefits furnished to the named executive officers, including premiums for health insurance and other benefits provided to such individuals that are extended in connection with the conduct of the Registrant's business.

	Annual Compensation				Long Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock	Options	LTIP Payouts	All Other Compensation
Silas Phillips CEO, CFO, Secretary and Director	2006(1)	-	-	-	-	-	-	-
	2005(1)	-	-	-	-	-	-	-
	2004(1)	-	-	-	-	-	-	-
Scott Absher Former CEO and Director	2006(2)	-	-	-	-	-	-	-
	2005(2)	-	-	-	-	-	-	-
	2004(2)	-	-	-	-	-	-	-

(1)

Silas Phillips was appointed CEO President, CFO and Secretary of the Registrant on July 18, 2006. Mr. Phillips has not received any compensation as an officer or director since being appointed to such positions.

(2)	Scott Absher served as CEO and a director from August 26, 2004 until July 18, 2006. Mr. Absher has not received any compensation as an officer or director since being appointed to such positions.

As of December 31, 2006, the Registrant did not have any agreements in place to pay compensation to its officers, directors and employees, now or in the future.

NEW DIRECTORS AND OFFICERS

In connection with the Merger, the following persons will be appointed to serve as officers and “Successor Directors” on the board of directors of the Registrant, until the next annual meeting of stockholders and until his successor is duly elected and qualified:

Name	Age	Position
Leonard J. Brandt	50	Chairman, Chief Executive Officer, President, Secretary
Horace Hertz	57	Chief Financial Officer
David B. Jones	63	Director
Jerome Vaccaro, M.D.	51	Director

Below are biographies for each of these executive officers and directors.

Management & Directors

Leonard J. Brandt is a founder of CNSR, and has served as its President and Chief Executive Officer, and as member of the Board of Directors since its inception in 2000. Mr. Brandt started his career with Norwest Venture Capital in 1980. In 1983 he became Vice President of Norwest Growth Fund and General Partner of Norwest Venture Partners, where he served until 1990. In this capacity he was primarily responsible for the firm’s investments in the healthcare industry, including several involving the behavioral health industry. In 1995 Mr. Brandt founded Time Segment Publishing, Inc and was its President until 1999. In 1999, Mr. Brandt co-founded Embro Vascular, LLC, a provider of technology for least-invasive harvesting of the saphenous vein for heart-bypass surgery. He also individually provided consulting to early stage ventures from 1993 until he co-founded Mill City Venture Consulting in 1998. Mill City Venture Consulting was initially an advisor to NuPharm, Inc., the predecessor of CNSR. Mr. Brandt has been a United States member of the government of New Zealand Trade and Enterprise Advisory Board since 2005. Len holds a Bachelor of Science degree from the College of Commerce at University of Illinois and a Masters of Business Administration from Harvard University

Horace Hertz has served as Chief Financial Officer of CNSR since October 15, 2006. From August 2003 to September 2006, Mr. Hertz served as the Chief Operating Officer and Chief Financial Officer of Bankers Integration Group, a financial information company. From April 2002 to August 2003, Mr. Hertz served as Chief Financial Officer of Infacare Pharmaceutical Corporation, a medication development company. From April 2, 2001 to April 2002, Mr. Hertz served as Interim Chief Executive Officer of Maxoptix, Inc., a hardware company undergoing a restructuring. Prior to that Mr. Hertz served as a Chief Financial Officer for a NASDAQ-listed public companies, Aspeon, Inc, a manufacturer of hardware, for 3 years. Mr. Hertz, a Certified Public Accountant, was a partner of Deloitte & Touche, LLP from 1974 to 1991 and has a Masters Degree in Mathematics from the University of California at Irvine.

David B. Jones, 63, a director of CNSR since July 2006, has been a Managing Partner of Odyssey Venture Partners II, L.P. since 2003. From 1997 to 2003, he served as Chairman and Chief Executive Officer of Dartron, Inc., a computer accessories manufacturer. From 1985 to 1997, he was a general partner of InterVen Partners, a venture capital firm with offices in Southern California and Portland, Oregon. From 1979 to 1985, he was President and Chief Executive Officer of First Interstate Capital, Inc., the venture capital affiliate of First Interstate Bancorp. Mr. Jones is a director of Earthanol, Inc. He is a graduate of Dartmouth College and holds Masters of Business Administration and law degrees from the University of Southern California.

Jerome Vaccaro, M.D., joined the Board of Directors of CNSR in 2006. Dr. Vaccaro is a Senior Vice President with United Health Group’s Specialized Care Services. He has served in a number of health care executive roles, most recently as Chief Executive Officer of United Behavioral Health, and before that as President and Chief Executive Officer of PacifiCare Behavioral Health (“PBH”). Dr. Vaccaro has also served as Medical Director of PBH (1996-2001), Chief Executive Officer of PacifiCare Dental and Vision (2002-2004), and Senior Vice President for the PacifiCare Specialty Health Division (2002-2004). Dr. Vaccaro has an extensive background in community mental health and public sector work, including editing the textbook, “Practicing Psychiatry in the Community,” which is hailed as the definitive community psychiatry text. Dr. Vaccaro completed medical school and a Psychiatry Residency at the Albert Einstein College of Medicine in New York City. After his training, Dr. Vaccaro served on the full-time faculty of the University of Hawaii (1985-1989) and UCLA (1989-1996) Departments of Psychiatry.

Board of Directors

Immediately following the Merger, our board of directors will be composed of three (3) members, one of whom shall be an employee of the Registrant. All members of our board of directors will serve until their terms expire or until their successors are duly elected and qualified. Our bylaws provide that the authorized number of directors shall be determined by resolution of the stockholders or the board of directors, but in no event shall be less than three (3). We intend to review and select additional candidates to serve on our board of directors.

Currently, each of Mr. Jones and Mr. Vaccaro are considered “independent” directors under Rule 4200(a)(15) of the National Association of Securities Dealers listing standards. We expect to be able to attract and recruit additional candidates to serve on our board, the timing of which will depend on the availability and willingness of qualified independent director candidates to serve in such capacity.

The Registrant intends to establish appropriate board committees, including an audit committee, at some time following the consummation of the Merger.

Summary Compensation Table

The following table sets forth information concerning all compensation paid to CNSR’s Executive Officers for services to CNSR in all capacities for each of the three fiscal years ended September 30, indicated below.

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Fiscal Year Ended December 31,	Salary(1)	Bonus	Other Annual Compensation	Number of Securities Underlying Options *(2)
Leonard Brandt (1)	2006	$ 175,000	$ 10,000	$ 59,700	2,124,740
Chief Executive Officer,	2005	175,000	8,000	48,900	-
Director	2004	165,000	8,000	40,400	-

*

The Number of Securities Underlying Options represents the number of shares of the Registrant’s Common Stock for which the CNSR Common Stock underlying the originally issued options will be exchangeable upon consummation of the Merger.

(1)

For the fiscal years ended 2004, 2005 and 2006 Mr. Brandt agreed to forgo payment of his salary and allow CNSR to accrue such compensation. In August 2006, Mr. Brandt agreed to settle his claims for compensation through September 30, 2006 in the aggregate amount of $1,106,900 in exchange for the issuance of 298,437 shares of CNSR common stock.

(2)	The options are fully vested and exercisable at $0.132 per share.

PRINCIPAL STOCKHOLDERS PRIOR TO MERGER AND OFFERING

The following table sets forth certain information regarding the Registrant’s common stock beneficially owned prior to the Merger and the Offering on January 22, 2007 for (i) each shareholder we know to be the beneficial owner of 5% or more of our outstanding common stock, (ii) each of our executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. To the best of the Registrant’s knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted. Except as set forth in this Statement, there are not any pending or anticipated arrangements that may cause a change in control of the Registrant. At January 22, 2007, 868,823 shares of the Registrant’s common stock were outstanding. With the exception of Mr. Scott Absher, whose address is 18101 Von Karman Avenue, Suite 330, Irvine, California 92612, the address of the other listed individuals is Strativation, Inc., 10900 Wilshire Boulevard, Suite 500, Los Angeles, California 90024.

Names:	Number of Shares beneficially owned	Percentage of class beneficially owned
Name of Executive Officers and Directors
Silas Phillips, CEO, CFO, Secretary and Sole Director	4,419	*
Name of Beneficial Owner:
Scott Absher	45,000	5.2%
Richardson & Patel LLP	656,103	75.5%
All directors and executive officers as a group (1 person)	4,419	*

 *Less than 1%

PRINCIPAL STOCKHOLDERS AFTER THE MERGER AND OFFERING

The following table sets forth certain information regarding the Registrant’s common stock beneficially owned on January 22, 2007 for (i) each stockholder who will be the beneficial owner of 5% or more of the Registrant’s outstanding common stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group, on a pro forma basis to reflect the transactions contemplated by the Merger Agreement, assuming such transactions were completed as of such date and further assuming a total of 7,500,000 Investment Units, are issued to investors, with no one investor owning more than 5% of the Registrant’s common stock. The information contained in the following table is provided for disclosure purposes only as there can be no assurance that the transactions contemplated by the Merger Agreement will be completed or that the actual ownership will be as set forth therein based on the assumptions used. At the closing of the merger and offering, the Registrant intends to file a Current Report on Form 8-K which will include an updated beneficial ownership table for the Registrant to reflect the actual results of the completion of the transactions under the Merger Agreement. Common stock beneficially owned and percentage ownership is based on 9,845,132 and 26,403,090 shares of CNSR outstanding, respectively. Unless otherwise indicated, the address of each beneficial owner is c/o CNS Response, Inc., 2755 Bristol Street, Suite 285, Costa Mesa, California 92626.

Name of Beneficial Owners, Officers and Directors	Number of Shares Beneficially Owned	Percentage of Shares Outstanding After Contemplated Merger and Offering

Leonard J. Brandt (1)	8,614,496	27.55%
David B. Jones (2)	3,330,966	11.20%
Jerome Vaccaro, M.D.	0	--

All directors and executive officers as a group (3 persons)	11,945,462	38.2%

Stephen C. Suffin (3)	3,715,647	13.63%
Odyssey Venture Partners II, LP (2)	3,330,966	11.20%
W. Hamlin Emory, M.D. (4)	3,434,502	12.76%
Carl Cadwell (5)	3,159,703	11.81%
Masco Associates (6)	3,102,094	11.62%
NuPharm Database, LLC (7)	3,015,567	11.33%
Brian MacDonald (8)	2,036,523	7.50%
Meyerlen, LLC (9)	1,462,205	5.25%

(1)

Consists of (a) 3,743,433 shares of common stock (including 540,000 shares owned by Mr. Brandt’s children), 682,472 shares of common stock issuable upon the conversion or exchange of Series A Preferred Stock, and 2,726,386 shares of common stock issuable upon the exercise of vested and exercisable options and warrants held by Mr. Brandt; and (b) 791,305 shares of common stock issuable upon the conversion or exchange of Series A Preferred Stock and 670,900 shares issuable upon the exercise of warrants held by Meyerlen, LLC. Meyerlen, LLC is controlled by Mr. Brandt.

(2)

Consists of (a) 990,100 shares issuable upon the conversion or exchange of Series B Preferred Stock issued in connection with a private financing, 1,746,806 shares issuable upon the conversion or exchange of Series A Preferred Stock and 594,060 shares issuable upon the exercise of vested and exercisable warrants held by Odyssey Venture Partners II, LP. Mr. Jones is a partner of Odyssey Venture Partners II, LP.

(3)

Consists of (a) 353,901 shares of common stock, 51,285 shares of common stock issuable upon the conversion or exchange of Series A Preferred Stock, and 294,894 shares of common stock issuable upon the exercise of vested and exercisable options and warrants held by Mr. Suffin and (b) 2,800,000 shares of common stock held by NuPharm Database, LLC

(4)

Consists of (a) 117,170 shares of common stock and 301,765 shares of common stock issuable upon the exercise of vested and exercisable options and warrants held by Dr. Emory and (b) 2,800,000 shares of common stock held by NuPharm Database, LLC.

(5)

Consists of (a) 101,806 shares of common stock issued upon the conversion or exchange of Series A Preferred Stock, 42,300 shares of common stock issuable upon the exercise of vested and exercisable options and warrants held by Mr. Cadwell and (b) 2,800,000 shares of common stock held by NuPharm Database, LLC.

(6)

Consists of (a) 61,120 shares of common stock issuable upon the conversion or exchange of Series A Preferred Stock, and 25,398 shares of common stock issuable upon the exercise of vested and exercisable options and warrants held by Masco Associates and (b) 2,800,000 shares of common stock held by NuPharm Database, LLC.

(7)

Consists of 2,800,000 shares of common stock and a convertible promissory note in the principal amount of $287,423.00, which will automatically convert into approximately 215,567 shares of common stock upon the closing of the offering including accrued interest through December 31, 2006.

(8)	Consists of 1,293,949 shares of common stock and 742,664 shares of common stock issuable upon the exercise of vested and exercisable options to purchase common stock.
(9)

Consists of 791,305 shares of common stock issuable upon the conversion or exchange of Series A Preferred Stock and 670,900 shares issuable upon the exercise of warrants held by Meyerlen, LLC. Meyerlen, LLC is controlled by Mr. Brandt.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Registrant Relationships, Indebtedness and Equity Transactions

Except as follows, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which the Registrant is or will be a party:

•	in which the amount involved exceeds $60,000; and
•	in which any director, executive officer, other stockholders of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Under the terms of the Merger Agreement and an arrangement with the STRV Majority Stockholders, such stockholders have agreed to indemnify the Registrant and CNSR against certain third party claims made against the Registrant related to the operation of the Registrant from the time they became majority stockholders through the consummation of the contemplated Merger.

Pursuant to the terms of the Merger Agreement, the Registrant has agreed to pay an advisory fee of $475,000 to Richardson & Patel, LLP in connection with the Merger, payable upon the closing of the Merger and the Offering.

CNSR Relationships, Indebtedness and Equity Transactions

Except as follows, and as contemplated by the Merger Agreement, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which CNSR is or will be a party:

•	in which the amount involved exceeds $60,000; and
•	in which any director, executive officer, other stockholders of more than 5% of CNSR’s common stock or any member of their immediate family had or will have a direct or indirect material interest.

From August 2000 through February 2003, Leonard J. Brandt, together with Meyerlen, LLC, a company in which Mr. Brandt owns a substantial interest, loaned CNSR a total of approximately $718,900 and purchased warrants to purchase approximately 945,750 shares of CNSR common stock, pursuant to the terms of certain Note and Warrant Purchase Agreements. In October 2006 Mr. Brandt agreed to cancel the promissory notes and convert the loans, including all outstanding principal and accrued interest thereon, into 1,218,741 shares of CNSR Series A-1 Preferred Stock and 255,306 shares of CNSR Series A-2 Preferred Stock.

In connection with the consummation of an asset purchase transaction in January 2000, by and between Mill City/CNS, LLC and NuPharm, Mill City issued to NuPharm Database, LLC a certain Promissory Note dated January 11, 2000 (the “Original NuPharm Note”) pursuant to which Mill City was obligated to pay NuPharm an aggregate principal amount of $299,923.00 together with interest pursuant to the payment schedule set forth in the Original NuPharm Note. In January 2000, Mill City contributed substantially all of its assets, including those securing the Original Note, to CNSR, and CNSR assumed certain debts and obligations of Mill City, including Mill City’s obligations under the Original NuPharm Note. In October 2006, CNSR entered into an agreement with NuPharm to cancel the Original NuPharm Note in consideration for the extension of the expiration date of a Warrant to purchase CNSR Common Stock held by NuPharm and a new promissory note in the principal amount of $287,423 (the “New NuPharm Note”). The loan represented by the New NuPharm Note bears interest at the rate of 5.00% per annum, compounded annually. All principal and accrued interest are due and payable on the October 3, 2011, unless such Note converts earlier by its terms. The New NuPharm Note provides that the loan, including all accrued interest, converts into shares of common stock of CNSR, or its successor in interest or affiliate if CNSR receives aggregate net proceeds of at least $5,000,000, or such lesser amount as is agreed in writing by CNSR and the Holder, from the sale of common stock, or units including common stock and other securities of CNSR. Upon completion of this Offering, the principal and accrued interest through December 31, 2006 on the New NuPharm Note will automatically convert into 215,567 shares of the Registrant's Common Stock.

In May 2005, April 2006 and July 2006, Odyssey Venture Partners II, L.P. of which David Jones is a partner, loaned CNSR an aggregate of approximately $999,400 and purchased warrants to purchase approximately 523,305 shares of CNSR common stock, pursuant to the terms of certain Note and Warrant Purchase Agreements. In October 2006 Odyssey Venture Partners II, L.P. agreed to cancel the promissory notes and convert the loans, including all outstanding principal and accrued interest thereon, into 1,693,899 shares of CNSR Series A-1 Preferred Stock and 52,907 shares of CNSR Series A-2 Preferred Stock.

On August 11, 2006, Mr. Brandt was granted an option to purchase 2,124,740 shares of CNSR’s common stock for an exercise price of $0.132 per share pursuant to CNSR’s 2006 Stock Incentive Plan.

In September 2006, CNSR entered into multiple settlement agreements with its employees and consultants with respect to compensation accrued for services provided to CNSR. Pursuant to CNSR’s settlement agreement with Mr. Brandt, CNSR issued to Mr. Brandt 1,519,366 shares of its Common Stock in settlement of accrued compensation due in the amount of $1,258,705.00. In connection with this Settlement, CNSR loaned Mr. Brandt approximately $96,400 to pay the withholding tax on the value of such shares, which loan is evidenced by a promissory note. The promissory note, by its terms, may be satisfied by the return and cancellation of shares of CNSR common stock held by Mr. Brandt having a value equal to the amount of the principal and accrued interest on such note. Immediately following the closing of the Merger, the loan to Mr. Brandt will be repaid by returning to the Company that number of Shares of common stock having a value equal to the loan amount plus accrued interest based on the average of the closing price on NASD’s OTC Bulletin Board of the company’s Common Stock on the first day of trading after the Merger. Under a separate Settlement Agreement, Mr. Brandt was issued 1,827,827 shares of CNSR common stock in settlement of amounts owed for reimbursement for business expenses paid by Mr. Brandt through July 2006.

In October 2006, Odyssey Venture Partner II, L.P. invested $800,000.80 in CNSR’s mezzanine financing and received 792,080 shares of CNSR’s Series P Preferred Stock and warrants to purchase 475,248 shares of CNSR’s common stock. David B. Jones is one of the two (2) board members designated by the holders of CNSR’s Series B Preferred Stock pursuant to the Voting Agreement entered into in connection with the mezzanine financing and note conversion transaction.

Upon the closing of the Merger, Mr. Brandt will beneficially own approximately 27.5% of the issued and outstanding shares of the Registrant (assuming conversion of all convertible securities held by him exercisable on or before March 24, 2007).

 LEGAL PROCEEDINGS

From time to time, we may be involved in legal proceedings incidental to our business. We currently are not, however, involved in any legal proceeding that we believe would have any material adverse effect on our business, financial condition, or statement of operations, or statement of cash flows.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 24, 2007	STRATIVATION, INC.

By:	/s/ Silas Phillips
Silas Phillips Chief Executive Officer